UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

SYNAGEVA BIOPHARMA CORP.

(Name of Subject Company)

SYNAGEVA BIOPHARMA CORP.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87159A103

(CUSIP Number of Common Stock)

Sanj K. Patel

President & Chief Executive Officer

Synageva BioPharma Corp.

33 Hayden Avenue

Lexington, Massachusetts 02421

(781) 357-9900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of the Person(s) Filing Statement)

With copies to:

Paul M. Kinsella Ropes & Gray LLP Prudential Tower 800 Boylston Street Boston, Massachusetts 02199 (617) 951-7000	Matthew G. Hurd Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended from time to time, the “Statement”) originally filed by Synageva BioPharma Corp., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 22, 2015, relating to the exchange offer by Pulsar Merger Sub Inc., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of Alexion Pharmaceuticals, Inc., a Delaware corporation (“Alexion”), to acquire all of the issued and outstanding shares of the Company’s common stock, par value $0.001 per share, in exchange for each Share validly tendered and not properly withdrawn, consideration in the form of (i) $115.00 in cash and (ii) 0.6581 shares of Alexion common stock, plus cash in lieu of fractional shares, in each case, without interest, but subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated May 22, 2015, as amended, and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(A), respectively, to the Tender Offer Statement on Schedule TO filed by Alexion and Offeror with the SEC on May 22, 2015.

Except as otherwise set forth below, the information set forth in the Statement remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Statement is hereby amended and supplemented by deleting the heading to the seventh column of the table under the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company—Consideration for Common Stock, Stock Options and Restricted Stock Units In Connection with the Offer and Mergers—Consideration for Stock Options” on page 6 and replacing it with the following:

“Number of Shares of Alexion Common Stock Received for Unvested Stock Options”.

Item 8.	Additional Information

Item 8 of the Statement is hereby further amended and supplemented by adding the following information to the end of the second paragraph under the section entitled “Regulatory Approvals—Antitrust in the United States” on page 40 of the Statement:

“On May 29, 2015, the FTC granted early termination of the waiting period applicable to the Offer and Mergers under the HSR Act. With such early termination, the condition of the Offer relating to the expiration or termination of the HSR Act waiting period has been satisfied.”

Item 9.	Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(5)(C)	Joint Press release issued by Alexion Pharmaceuticals, Inc. and Synageva Biopharma Corp. dated May 29, 2015. (Filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2015	SYNAGEVA BIOPHARMA CORP.

	By:	/s/ Sanj K. Patel
Sanj K. Patel, President and Chief Executive Officer